Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

June 22, 2005

BY FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C 20549
Attention: Scott Anderegg, Esq.
Mail Stop 0308

Re:	Roaming Messinger, Inc. (the “Company”)
Form SB-2 File No. 333-124600

Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form SB-2 (the “Registration Statement”). One of the copies has been marked to show changes from the Registration Statement. On the date hereof, we are also filing the Amendment by EDGAR transmission. The Registration Statement was filed on May 3, 2005. The staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement by letter dated June 2, 2005. Following are the Company’s responses to the Staff’s comments. For ease of reference, we have set forth the Staff’s comments as well.

In its letter, the Staff requested that the Company make, to the extent applicable, corresponding revisions to its Annual Report on Form 10-KSB for the year ended June 30, 2004 and to its Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 (Commission File No. 0-13215). As noted in our response to comments 40, 41 and 42, the Company intends to file amendments to those documents upon clearing the Staff’s comments on the Registration Statement.

Registration Statement Facing Page

1.
We note that the calculation of registration fee table is based on the price of your common stock on April 27, 2005. We also note that these common stock you are registering relates to a periodic equity investment agreement in which the number of shares to be issued is based upon a discount to the market price of the common shares. Accordingly, please confirm to us as follows:

•	You have registered a good faith estimate of the maximum number of shares you may issue periodic equity agreement;
•	You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and
•
You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

In this regard, adjust the registration fee if necessary.

The Company hereby confirms that:

o	It has registered a good faith estimate of the maximum number of shares that may be issued under the periodic equity agreement;
o	It will not rely on Rule 416 if the market price of the common shares results in having insufficient shares; and
o
It will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares included in the registration fee table.

In light of the foregoing, the Company does not believe that the registration fee needs to be adjusted.

Prospectus Cover Page

2.    Please highlight your cross reference to your risk factors. See Item 501(a)(5) of Regulation S-B.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See the cover page of the Amendment.

Summary

3.
Please clarify in your summary, if accurate, that Roaming Messenger is a new product that has not generated any revenues. In this regard, more clearly but briefly articulate your current and historic sources of revenues.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 1 of the Amendment.

4.
Also, the nature and impact of your Roaming Messenger product is unclear. Please revise your summary to briefly clarify exactly how it works and its advantages over other readily available communication devices.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 1 of the Amendment.

5.
Further, we note your references to the use of Roaming Messenger in homeland security, military operations, emergency response and enterprises automation. Are these the primary markets for your product? Are there other markets in which the product may be used? Please revise to briefly clarify.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 1 of the Amendment.

6
Please add a disclosure to this section that briefly summarizes the potential negative impact and limits of the periodic equity agreement. In this regard, you should summarize the potential dilutive effect, the potential change in control impact, the potential impact on your liquidity, and limits of your ability to make draws under the agreement.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 1 of the Amendment.

Risk Factors page 2

7.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated, are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	We may be subject to government regulation, page 4
•	We are dependent upon the operation of the Internet. . . , page 4
•	If our system security is breached, our reputation could suffer. . ., page 4

Please note these are examples only. Review your entire risk factor section and revise as necessary.

The Company has made revisions in response to the Staff’s comment. See e.g. pages 3 and 5 of the Amendment.

8.
Also, some of your risk factor discussions are vague. Present the risk in more concrete terms so the reader can assess the magnitude of the risk. For example, please revise the following risk factors to present the risk in more concrete terms:

•	We may need to raise additional capital. . ~, page 2
•	We may not be able to successfully develop. . ., page 2
•	Our success is dependent upon increasing acceptance. . ., page 2

Please note these are examples only. Review your entire risk factor section and revise as necessary.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See e.g. pages 5 and 6 of the Amendment.

We have a history of losses, expect continued losses. . . . page 2

9.
Currently, it appears that you are including more than one risk factor under this subheading. For example, you appear to discuss your losses and the fact that your auditors have qualified their opinion concerning your ability to continue as a going concern. While these are related matters, please avoid bundling risk and if a risk is material, provide it with its own descriptive subheading.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 3 of the Amendment.

Risk related to our current Periodic Equity Investment Agreement. page 5.

10.
Please add a risk factor that address the risk that the number of shares you issue in connection with a draw down under the periodic. equity investment agreement will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the draw down, the more common shares the shareholder will receive. To the extent that Wings as selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Wings to receive even greater amounts of common stock, the sales of which would further depress the stock price.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 6 of the Amendment.

11.
Also, please add discussions reflecting the following risks, or advise us why you believe they are not appropriate. This disclosure need not and should not duplicate the discussion elsewhere in your prospectus, but should only highlight these risks. You should, however, include supporting background disclosure in the rest of the prospectus, as appropriate, to set these and the above risks in context. In all cases, provide clear, concise, and understandable disclosure focusing on the effect these items have on your shareholders. Logically organize your risk factors and separately caption separate risks:

•	Restrictions on being able to draw down on the financing, such that it may not be available to meet liquidity needs when you need it.
•
Liquidated damages and other penalties associated with the financing. For example, are there certain triggering events relating to the timetable for registration of the resale of the common stock that can cause additional payments and default events?

•
Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital raising activities and the right of first refusal in the subscription agreement.

•
Any difficulties the equity line arrangement has on maintaining a stock listing on quotation systems other than the Pink Sheets, such as difficulties in complying with listing standards. See, e.g., the NASD Interpretive Material Regarding Future Priced Securities and the American Stock Exchange’s interpretive materials regarding future priced securities.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 6 and 7 of the Amendment. With respect to the last of the risk factors requested to be added by the Staff, the Company advises the Staff that it is not listed on any stock exchange or quoted on the Nasdaq and has no current plans to become listed or quoted in the near future. Therefore, the Company believes that no revision to the Registration Statement is required to be made in response to this comment.

12.
We note that Section 7.2(g) of the periodic equity investment agreement contains a limitation on the percentage of shares Wings may own. Please add a risk factor addressing this fact, including how it may limit your ability to obtain proceeds under the periodic equity agreement. In this regard, however, please also clarify that that Wings has the right to waive that limitation.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 7 of the Amendment.

There are a large number of shares underlying our periodic equity agreement. . .. page 5

13.	It appears you should unbundle the risk regarding a possible change of control and place it under its own caption. Please refer to prior comment 9.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 6 of the Amendment.

Use of Proceeds, page 7

14	Please review and if necessary revise the arithmetic of your use of proceeds chart. You state that your offering expenses are $30,000 but it appears from the chart that you used $25,000.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 9 of the Amendment.

15.
Please revise your disclosure to add a chart that discloses the maximum amount of proceeds you would receive from the sale by the selling shareholder assuming that 25%, 50% and 100% of the shares are sold.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 9 of the Amendment.

Management’s Discussion and Analysis or Plan of Operation. Page 7

16.	Please refer to prior comments 3-5. Your discussion here also should clarify your present and historic business and sources of revenues.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 10 of the Amendment.

17.
We note that your management’s discussion and analysis does not address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting estimates. Please tell us why you believe that it is appropriate that you do not discuss any accounting estimates you deem to be critical to your operations. Please be aware that such discussion should supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. Include the following qualitative and quantitative considerations:

•	Whether these estimates bear the risk of change from either uncertainty in your assumptions or the level of difficulty to measure;
•	Quantify how accurate your assumptions have been in the past in comparison to actual results;
•	Quantify whether the estimates or assumptions have changed materially in the past or are reasonably expected to change materially in the future; and
•	Quantify the impact on the quality of your earnings if these estimates changed by a single percentage point.

See Section V of SEC Release No. 33-83 50.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 10 and 11 of the Amendment.

Results of Operations, page 8

18.	We note that you have not provided a discussion regarding the six month period ended December 31, 2004. Please revise your disclosures accordingly. See 303(b)(l) and (2) of Regulation S-B.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 11 of the Amendment.

19.
Please revise to provide greater detail concerning the factors that have impacted your sources of revenues, cost and expenses, particular where there has been a significant period-to-period change. For example, we note that in the second paragraph on page 8 that your total costs and expenses nearly doubled, yet you do not clarify the reason for this increase. As another example, in your discussion of selling, general and administrative costs for the 12 months ended June 30, 2004 compared to the same period in the prior year, you have identified several factors that have resulted in a significant increase in expenses. Please separately quantify the impact of legal fees, bad debt expense, investor relations expenses, and payroll expense on the total increase.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 11 of the Amendment.

20.
Please refer to the fifth paragraph on page 8. The language concerning your growth strategy, particularly the reference to “access to install based of customers,” is confusing. Please revise accordingly.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 10 of the Amendment.

Liquidity and Capital Resources, page 9

21.
Your statement that you anticipate obtaining the necessary working capital to execute your business plan does not appear to clearly disclose known trends or uncertainties related to your cash flows, capital resources or liquidity. Your discussion of liquidity and capital resources should quantitatively identify how you expect to meet your short and long-term cash requirements and maintain operations, disclose your reliance on issuing common shares as a form of liquidity, the probability this financing method will continue to be available to you in the future and the potential dilutive effects of issuing additional shares under the periodic equity investment agreement. Please revise accordingly. See Item 303 of Regulation S-B and Section IV of SEC Release No. 33-8350.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 12 of the Amendment.

22.
Also, please revise here to fully address the potential impact of the periodic equity agreement on your liquidity and the related risk of the under the periodic equity agreement that you have and will discuss in your Risk Factor section.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 12 of the Amendment.

Business, page 10

23.
We note that you have provided extensive information about Roaming Messenger. However, from your discussion it is not clear what the current status of the product is. For example, is it producing revenues? If not, when do you expect revenues? Have you executed any material contracts for the product? Please revise accordingly. Please also refer to prior comments 3-5. The revisions in response to those comments reflect summary disclosure. You should expand upon the revisions by providing more detail here in the Business section.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 13 of the Amendment.

24.	Also, you need to discuss your current business, your current products and sources of revenues. In particular, you should provide greater detail concerning Warp 9’s products, business and revenues.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 16 of the Amendment.

Competition, page 13

25.
Please revise to provide a more detailed description of the competitive environment in the industries or markets that you operate in, your position in that environment, and the methods of competition. See Item l0l(b)(4) of Regulation S-B.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 16 of the Amendment.

Directors and Executive Officers page 14

26.
Item 40 l(a)(4) of Regulation S-B requires that you provide a brief description of your officers and directors business experience during the last five years. We note that in the description of the background of the directors and officers that there is no disclosure about Mr. Dhillon for the year 1 999 and about Mr. Djokovich for the year 2003. Please revise or advise.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See pages 18 and 19 of the Amendment.

Market for Common Equity and Related Stockholder Matters, page 19

27.	Please update your information here through March 31, 2005.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 23 of the Amendment.

Selling Shareholder, page 21.

28.
Please disclose the person that has the voting or investment control over the shares held by Wings Fund, Inc. Please see 1.60 of the Division of Corporation Finance’s Manual of Telephone Interpretations Manual (July 1997) and 4S of the Regulation S-K section of March 1999 supplement to the manual.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 25 of the Amendment.

Plan of Distribution, page 23

29.
Please refer to the second and third paragraphs on page 24. Please be aware that short sales of common stock “against the box” that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time the sale is made. As a result, any sale that occurs prior to effectiveness of the registration statement would be inconsistent with Section 5 of the Securities Act. Please confirm your understanding.

The Company hereby confirms its understanding that short sales against the box covered by shares included in the Registration Statement cannot be made prior to effectiveness of the Registration Statement as such sales may violate Section 5 of the Securities Act of 1933, as amended.

Where you can find more information, page 24

30.	Please delete the reference to the commission’s Chicago and New York offices as these public reference rooms have been closed.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page 29 of the Amendment.

Financial Statements

31.
The financial statements included in your registration statement are as of a date more than 135 days prior to your expected effective date. Please update the registration statement with the unaudited financial statements for the three month period as of March 31, 2005. See Rule 3-12(a) of Regulation S-K.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See the financial statements included in the Amendment.

Notes of Consolidated Financial Statement page F-6

2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, Page F-7

32.
We note you disclose most of your revenue is generated from monthly fees associated with web based applications. Tell us in more detail about your other sources of revenues, how comparatively significant these sources are with total revenues and how you account for these revenues.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page F-7 of the Amendment.

33.
Please expand your policy disclosure to cite the adopted accounting guidance for your deployment pricing and subscription revenue models specifically as it relates to rights of return, return estimates, sales allowances and recognition of up-front fees, as applicable.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page F- 7 of the Amendment.

8. Stock Options and Warrants, page F-12

34.
You disclose you replaced employee stock options issued under the Warp 9 Inc. Stock Option Plan with options under the Roaming Messenger Inc. Plan and some options became fully vested while others mirrored the vesting periods of the formerly cancelled options. Please tell us if the newly issued shares were accounted for as variable awards due to the modification of terms in comparison with preexisting terms of the cancelled shares and if so, if you recorded the associated compensation cost on the modification date. If you did not have a modification of terms for a fixed award, please clarify the current disclosure in your response.

The Company advises the Staff that the Warp 9, Inc. stock options were replaced by Roaming Messenger, Inc. stock options. The exercise price of the newly issued options remained the same as the exercise price of the old options (adjusted for the ratio for the Roaming Messenger, Inc. stock price compared to the Warp 9, Inc. stock price). Therefore, the Company does not believe that the issuance of the new options resulted in a modification of the options resulting in a variable award under APB 25 and FIN 44. The acceleration of the vesting period of certain options constitutes a modification of awards. However, the incremental compensation cost resulting from this modification was $0, as the price of the underlying stock was the same as the exercise price on the date of the modification.

35.
You disclose on page 22 you have 572,500 outstanding warrants exercisable at $0.10 per share, as of April 25, 2005. Please tell us how these warrants reconcile to the Roaming Messenger and Warp 9 Inc. warrants exercisable at $1.00 - $3.00 per share presented in this footnote. Also, tell us why you did not record expense for the 600,000 warrants exercised at $0.08 per share in light of the fact the fair value of your common stock exceeded the exercise price on the grant date, January 15, 2004.

The Company advises the Staff that the warrants exercisable at $1.00 and $3.00 expired on December 31, 2004. Therefore, they bear no relationship to and are not included in the 572,500 warrants outstanding on April 28, 2005 that are disclosed on page 22 of the Registration Statement.

The Company further advises the Staff that the exercise price of 600,000 warrants for restricted stock was $0.08 per share, which represented the fair market value of unregistered common stock at the time of grant as evidenced by the arm’s length sale to accredited investors in a concurrent private placement. The Company used Black-Scholes to calculate the total expenses related to the warrant of 600,000 with total expenses of $2,861 and determined that amount to be immaterial.

12. Related Party Transactions, page F-16

36.
Please tell us if 302,500 shares issued to Mr. Djokovich were for services rendered in fiscal year end 2003 or 2004, how you established fair value for his services and recorded the costs in fiscal years ended 2003 or 2004.

The Company advises the Staff supplementally that the 302,500 shares issued to Mr. Djokovich was for director services from March 2003 to February 2004. The shares were restricted and were expensed at a price per share equal to the price per share of restricted shares sold to accredited investors in a concurrent private placement at a price per share of $0.08. The total expense value of the 302,500 which was $24,200 amortized over the 12 month period.

12. Subsequent Events, page F-16

37.
Please tell us if you have an obligation to issue 200,000 common shares to Wing Fund Inc. Section 2.a of the Registration Rights Agreement states that you are required to prepare and file Form SB-i or SB-2 to register common shares within 30 days of signing the Registration Rights Agreement on March 28, 2005 . We note that you filed your registration statement after the 30-day milestone on May 3, 2005 . If you are required to issue such shares, tell us if you are able to settle this obligation by delivering registered or unregistered shares and your accounting treatment for this contract. See Paragraph 14 of EITF No. 00-19. Further, please discuss the impact, if any, of the event in a subsequent event disclosure for your interim period March 31, 2005.

The Company advises the Staff supplementally that Wing Fund, Inc. has waived the issuance of the 200,000 shares that it might have claimed as a result of the delayed filing.

Item 27. Exhibits, page II-3

38.
Please advise or revise your registration statement to include a letter from your independent accountant that acknowledges awareness of the use in a registration statement of a report on unaudited interim financial information. See Item 601(15) if Regulation S-B.

The Company has deleted the accountant’s opinion with respect to the unaudited interim financial information from the Registration Statement. Therefore, the letter requested by the Staff is not required to be filed.

Item 28. Undertakings, page II-4

39.	Please revise to provide the undertaking exactly as they appear in Item 5 i2 of Regulation S-B.

The Company has revised the Registration Statement in accordance with the Staff’s comment. See page II-3 of the Amendment.

Form 10-KSB for Fiscal Year Ended June 30. 2004

40.	Please revise to comply with the above comments as applicable.

As noted in the introduction to this letter, the Company intends to file its revised Annual Report on Form 10-KSB as soon as it clears the Staff’s comments.

Exhibit 31.1

41.
The certification should appear exactly as set forth in current Item 601(b)(3 1) of Regulation S-B. The certification you use here appears to reflect an outdated version. Accordingly, please amend your Form 10-KSB in its entirety with the certification in its correct form.

As noted in the introduction to this letter, the Company intends to file its revised Annual Report on Form 10-KSB as soon as it clears its responses to the Staff’s comments.

Form 10-QSBfor the Quarter Ended March 31, 2005

42.	Please revise to comply with the above comments as applicable.

As noted in the introduction to this letter, the Company intends to file its revised Quarterly Report on Form 10-QSB as soon as it clears the Staff’s comments.

Exhibit 31.1

43.	Please refer to prior comment 41. The certification here is missing paragraph 4(d). Accordingly, please amend your Form 10-QSB in its entirety with the certification in its correct form.

As noted in the introduction to this letter, the Company intends to file its revised Quarterly Report on Form 10-QSB as soon as it clears its response to the Staff’s comments.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.

Very truly yours,

Louis A. Brilleman